EXHIBIT 99.1
2018 Letter from Tobi
Shopify started as an online snowboard store when the iPod was at its peak, ‘blog’ was Merriam-Webster’s word of the year, and Thefacebook was an extracurricular project at Harvard. So much has changed since then. The internet is a completely different place now, and every industry has had to evolve or die.

As these shifts took place, the one thing no one was looking after was the pursuit of entrepreneurship. That’s the thing we decided to work on, because if no one else did, it could have disappeared. It could have slipped beyond the reach of anyone non-technical, or based outside of Silicon Valley. We focused on retail because it’s the most approachable niche for non-technical people, and we chose to take the path that leads to more entrepreneurs.

This meant we had to do two things simultaneously: make it significantly easier to start an online store, and keep that store up to date with the latest technology to make sure it stays relevant. For Shopify, that means a lifetime commitment to keeping our software, features, and strategies ahead of the curve.

We’ve had a fair amount of success here already. We were early to mobile, the first to make a platform for selling over multiple channels, and have made the first few steps of entrepreneurship easier from day one. Now, we’re exploring virtual reality, augmented reality, gaming as a channel, geofenced flash sales, and other ways to bridge the gap between physical and digital retail. Our goal is to put this technology directly into the hands of our merchants.

Why is this important? The emerging digital economy brings with it the risk of concentrating power in a few large companies. To counterbalance this, we will empower individuals like never before. We believe our economy does not need more mega companies - what we need is millions of successful small businesses. After all, this is what the internet first promised us: the democratization of goods and services, and more choices for consumers, not fewer.

Shopify helps anyone, anywhere set up their own business and build their own brand. Real people with real stories matter, and Shopify has become a rich tapestry of them. From a mission-driven manufacturer of handbags in North Carolina (rriveter.com), to furniture designers on an island in the middle of the Atlantic (fogoislandshop.ca), the vitality of our community is contagious. I believe that the bestselling business books of the future will be written by entrepreneurs currently building a Shopify store.

Much has changed since my letter three years ago, but I’m proud of what has stayed the same. We’re still motivated by our mission to make commerce better for everyone, our ecosystem of third-party partners continues to thrive, and we still view revenue growth as a secondary, though encouraging, byproduct of our work.

Here’s one more thing that hasn’t changed: we’re just getting started.

So what’s different?

We are bigger

In May of 2015, 165,000 merchants ran their businesses on Shopify, and they’d sold $8 billion cumulatively through our platform. Today, we power more than 600,000 merchants that have sold more than $55 billion. One billion dollars of that was during the 2017 Black Friday / Cyber Monday weekend alone.

Our team has quadrupled in size, from fewer than 800 to more than 3,000 today. Our community of partners, ranging from web developers to influencers, has grown to more than 15,000 from fewer than 5,000 three years ago.

Our global reach has extended, with merchants in 175 countries, partners in more than 100, and employees in Canada, the United States, Europe, and Asia. We’re now beginning to go local. We’re translating our platform into languages other than English, one of many international investments we’ll make in the months and years to come.
We are more self-confident
Maybe it was because we were bootstrapped for the first six years, maybe it was stereotypical Canadian humility, but Shopify began as a modest company. Over the past three years, we’ve grown our ability to think big and take smart risks.

Like all entrepreneurs, we are risk-takers. Fear of failing does not stop us, because we understand failure for what it is: a successful discovery of something that didn’t work. It means we learned something, and it’s critical that we continue to learn by doing.

This new self-confidence has served us well. Not only have we built partnerships with some of the world’s greatest companies, we are now their first call when they develop a commerce-related product. Our merchants can sell on Amazon, eBay, Facebook, and Instagram. Their buyers can accelerate checkout with Apple Pay, Google Pay, or our own Shopify Pay. They can use augmented reality to see how an item would look in their home. After a sale, our merchants can ship products with the world’s largest shippers, including the U.S. Postal Service, Canada Post, UPS, and DHL, at fantastic rates we’ve negotiated on their behalf. Everything is fully integrated and easy to use.
We are gaining momentum
Shopify is now the clear market leader in this space. We have transitioned from offering online store software to founding an entirely new category: the multi-channel commerce platform.

For the first time, there is software that addresses the real needs of merchants. That’s why our growth has been faster than expected - because we reached a previously elusive product/market fit.

We continue to add new capabilities all the time. We’ve launched new products like Shopify Shipping and Shopify Capital, and continue to grow Shopify Plus for high-volume merchants. We’ve applied machine learning across our organization and offered it to our merchants. Previously, the power of data at this scale was limited to mega retailers. Now, we’re putting it to work for small businesses. Today, someone on our $29 basic plan has better data warehousing and analytics than many large traditional companies.

I can promise that my next letter will be full of more features, products, and integrations we’ve launched. There’s no slowing us down now.

I still have my own Shopify store. It serves as a reminder of the most transformational moment of my life: my first sale. That’s when I became an entrepreneur. Many of our employees have their own Shopify stores, giving them the power to live daily in our product and our mission. We are, and always will be, merchant-obsessed.

There are few guarantees when it comes to entrepreneurship. What is more certain is the underlying driving force to build a business. The urge to create, to take an idea from dream to reality, is timeless and enduring. It’s a hardwired characteristic of the human condition. We believe it’s our responsibility to help people create.

It’s fortunate and rare that our business model is in full alignment with our mission. We succeed when our merchants succeed. Our merchants succeed when we make commerce better for everyone - and we’ve never been more ready to do so.

- tobi
March 2018